

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via Email</u>
Jodi L. Beal
Chief Financial Officer
Fairmount Bancorp, Inc.
8216 Philadelphia Road
Baltimore, MD 21237

   Re: **Fairmount Bancorp, Inc.**
      Form 10-K for Fiscal Year Ended September 30, 2012
      Filed December 21, 2012
      File No. 000-53996

Dear Ms. Beal:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John P. Nolan

        John P. Nolan
        Senior Assistant Chief Accountant